Exhibit 99.3

NOTICE OF OUR 2021 ANNUAL MEETING OF SHAREHOLDERS

oley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 1, 2020 Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry. Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in the Middle East. Our shares trade on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.